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                                                                   EXHIBIT 2.2

              AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER


            This Amendment No. 1 (this "Amendment") to the Agreement and Plan of Merger, dated as of March 3, 1994 (the "Merger Agreement"), by and among TakeCare, Inc., a Delaware corporation (the "Company"), FHP International Corporation, a Delaware corporation ("Purchaser"), and FHP Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Purchaser ("Merger Sub"), is entered into as of April 29, 1994 by and among the Company, Purchaser and Merger Sub.

            The parties agree as follows:

            1. Paragraph (ii) of Subsection (a) of Section 4.1 of the Merger Agreement is hereby amended to read in its entirety as follows:

                  "(ii) subject to subsection (g) below, 1.12 shares of
            Non-Convertible Merger Preferred Stock (as defined in Section 4.2) or, at the election of the holder of such Share as provided in
            Section 4.3(b) (the "Cash Election"), an amount in cash equal to $28.00 (the "Cash Merger Consideration"); plus"

            2. Section 4.1 of the Merger Agreement is hereby amended to add Subsection (g) which shall read in its entirety as follows:

            "(g) If the expenses incurred by the Company in connection with the Merger, including without limitation financial advisory fees, accounting, legal and consulting fees and costs in connection with that certain suit relating to the Merger commenced by certain stockholders of the Company on January 18, 1994 in the Delaware Court of Chancery (the "Pending Litigation") or any other litigation relating to the Merger, exceed $3 million (the "Excess Expenses"), the cash or shares of Non-Convertible Merger Preferred Stock payable in respect of each Share pursuant to paragraph (a) above shall be reduced pro rata (based on the number of Shares outstanding as of the Effective Date plus Shares subject to options the holders of which elect to receive Merger Consideration pursuant to
      Section 6.7(a)(iii)) by the amount of such excess in the following manner:

                  Prior to the Effective Date, Purchaser and the Company shall agree upon:

                  (i) the amount (the "Initial Excess Expenses") of the Excess
            Expenses which have been or will be paid on or prior to the Effective Date; and


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                  (ii) an amount to be reserved (the "Excess Expenses Reserve")
            to pay additional Excess Expenses (excluding the Litigation Reserve (as defined below)) which arise or are payable after the Effective Date (the "Additional Excess Expenses").

                  On the Effective Date, a portion of the cash deposited with the Exchange Agent (as defined herein) pursuant to Section 4.3:

                  (i) in an amount equal to the maximum amount sought by
            plaintiffs in the Pending Litigation (the "Litigation Reserve"), shall be deposited into an interest-bearing escrow account (the "Litigation Fund") at a nationally recognized banking institution; and

                  (ii) in an amount equal to the Excess Expenses Reserve, shall be deposited into an escrow account (the "Additional Expenses Fund") to be held by the Exchange Agent or such other entity as shall be mutually agreed to by Purchaser and the Company.

                  As Additional Excess Expenses are determined prior to the date on which all Excess Expenses are finally determined (the "Determination Date"), an amount equal to such Additional Excess Expenses, plus a pro rata share of earnings, if any, on the Additional Expenses Fund to the date of payment, shall be paid to Purchaser from the Additional Expenses Fund.

                  The cash or shares of Non-Convertible Merger Preferred Stock, as applicable, payable in respect of each Share surrendered for exchange therefor prior to the Determination Date shall be reduced by a pro rata share (based on the number of Shares outstanding as of the Effective Date plus Shares subject to options the holders of which elect to receive Merger Consideration pursuant to Section 6.7(a)(iii)) of the sum of the Initial Excess Expenses, the Litigation Reserve and the Excess Expenses Reserve (collectively, the "Estimated Excess Expenses") (assuming, in the case of Non-Convertible Merger Preferred Stock, that such stock is valued at $25.00 per share).

                  As promptly as practicable after the Determination Date, Purchaser shall cause to be paid to each person who received Cash Merger Consideration or Non-Convertible Merger Preferred Stock prior to such date, an amount (the "Additional Payment") in cash or Non-Convertible Merger Preferred Stock, as applicable, equal to:

                  (i) unless otherwise directed by the court, a Pro Rata Share of the amount, if any, by which the


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            Litigation Reserve exceeds the amounts paid to plaintiffs in the
            Pending Litigation;

                  (ii) a Pro Rata Share of the amount, if any, by which the Excess Expenses Reserve exceeds the Additional Excess Expenses;

                  (iii) in the case of persons receiving cash pursuant to
            clauses (i) and (ii), interest on each such amount at the Applicable Rate (as defined below) from the date such cash would have been paid to such person but for the withholding created by this subsection
            (g) to the Determination Date (the "Withholding Period"); and

                  (iv) in the case of persons receiving Non-Convertible Merger
            Preferred Stock pursuant to clauses (i) and (ii), any dividends previously paid on such stock, together with interest thereon at the Applicable Rate over the Withholding Period.

      In the case of persons receiving Non-Convertible Merger Preferred Stock pursuant to clauses (i) and (ii), the number of shares issuable shall be calculated assuming such stock is valued at $25.00 per share, and the corresponding cash on deposit in the Litigation Fund or the Additional Expenses Fund, as applicable, less the amount of any cash payments made pursuant to clause (iv), shall be paid to Purchaser. The Applicable Rate is the annualized ratio of (i) earnings, if any, on moneys on deposit in the Litigation Fund or the Additional Expenses Fund, as applicable, from the Effective Date to the Determination Date to (ii) the principal amount remaining on deposit in such fund on the Determination Date.

                  The cash or shares of Non-Convertible Merger Preferred Stock, as applicable, payable in respect of each Share surrendered for exchange therefor on or after the Determination Date shall be reduced by a Pro Rata Share of the Excess Expenses (assuming, in the case of Non-Convertible Merger Preferred Stock, that such stock is valued at $25.00 per share).

                  No fractional shares of Non-Convertible Merger Preferred Stock shall be issued as part of the Additional Payment. In lieu thereof, any person who would otherwise have been entitled to receive fractional shares of Non-Convertible Merger Preferred Stock shall be paid an amount in cash equal to the fraction of a share which would have been issued multiplied by $25.00.

                  Notwithstanding anything herein to the contrary, if Purchaser redeems the Non-Convertible Merger Preferred Stock prior to the Determination Date, no shares of Non-


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      Convertible Merger Preferred Stock shall be issued as part of the
      Additional Payment. In lieu thereof, any person who would otherwise have been entitled to receive shares of Non-Convertible Merger Preferred Stock shall be paid an amount in cash equal to the number of shares which would have been issued multiplied by $25.00, plus interest thereon at the Applicable Rate from the date of such redemption to the Determination Date.

                  Interests in the Litigation Fund and the Additional Expenses Fund shall not be transferable except by devise or pursuant to the laws of intestate succession or by operation of law. Any amounts remaining in the Litigation Fund or the Additional Expenses Fund (including any interest received with respect thereto) after all payments described in this subsection (g) have been made shall be paid to Purchaser."

            3. Subsection (a) of Section 6.7 of the Merger Agreement is hereby amended to read in its entirety as follows:

            "(a)  STOCK OPTIONS.

                  (i) Prior to the Effective Time, each of the Company and Purchaser shall use reasonable efforts such that at the Effective Time, each stock option issued and outstanding immediately prior to the Effective Time (whether or not then vested) (each, an "Option") entitling the holder thereof to purchase any Shares (other than those to be cancelled pursuant to Section 6.7(a)(iii)) shall only entitle the holder thereof to receive upon surrender thereof, an option (the "Exchanged Option") to purchase a number of shares of FHP Common Stock equal to the number of Shares subject to such Option immediately prior to the Effective Time multiplied by 2.7586 (the "Option Exchange Ratio"), subject to paragraph (ii) below. The aggregate exercise price of the Exchanged Option shall equal the aggregate exercise price of the original Option, although the per share exercise price shall be appropriately adjusted. The remaining terms of the Exchanged Option shall match the terms of the original Option. The conversion of an Option pursuant to this paragraph shall not, in itself, result in acceleration of the vesting thereof.

                  (ii) If the Average Closing Price is less than the Base Price at the Effective Time, the Option Exchange Ratio with respect to each Option shall be adjusted (up to a maximum of 3.2) so that it is equal to $80.00 divided by the Average Closing Price. The aggregate exercise price of such option shall not change, although the per share exercise price shall be


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            appropriately adjusted.  No other change in the remaining terms and conditions of such option shall be made.

                  (iii) Prior to the Effective Time, Purchaser shall offer (in a form mutually acceptable to Purchaser and the Company), to each holder of a vested stock option to purchase any Shares, the right to receive on the Effective Date in return for the cancellation of the vested portion of such option on the Effective Date an amount equal to (1) the Merger Consideration (as if the Cash Election had been made) times the number of Shares with respect to which such option is then vested (whether or not such vesting has been accelerated) less (2) an amount equal to the sum of the aggregate exercise price with respect to the vested portion of such option plus the applicable withholding taxes applied as follows: 50% of such amount shall be applied to reduce the Convertible Merger Preferred Stock payable pursuant to clause (1) (treating the Convertible Merger Preferred Stock as equivalent to $25.00), 35% of such amount shall be applied to reduce the cash payable pursuant to clause (1) and 15% of such amount shall be applied to reduce the FHP Common Stock payable pursuant to clause (1) (treating the FHP Common Stock as equivalent to the Base Price)."

            4. Exhibit D to the Merger Agreement is hereby amended to read in its entirety as set forth in Exhibit A hereto.

            5. For the convenience of the parties hereto, this Amendment may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

            6. This Amendment shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without giving effect to conflicts of laws principles.


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            IN WITNESS WHEREOF, this Amendment has been duly executed and delivered by the duly authorized officers of the parties hereto as of April 29, 1994.


                                    FHP INTERNATIONAL CORPORATION


                                    By:    /S/ WESTCOTT W. PRICE III
                                          -----------------------------
                                    Name:  Westcott W. Price III
                                    Title: President


ATTEST:



By:     /S/ MICHAEL J. WEINSTOCK
      ------------------------------
Name:  Michael J. Weinstock
Title: Secretary


                                    FHP SUB, INC.


                                    By:    /S/ WESTCOTT W. PRICE III
                                          ------------------------------
                                    Name:  Westcott W. Price III
                                    Title: President


ATTEST:


By:     /S/ MICHAEL J. WEINSTOCK
      ------------------------------
Name:  Michael J. Weinstock
Title: Secretary



                                    TAKECARE, INC.


                                    By:     /S/ R. JUDD JESSUP
                                          ----------------------------
                                    Name:  R. Judd Jessup
                                    Title: President


ATTEST:


By:     /S/ DENNIS GATES
      ---------------------------
Name:  Dennis Gates
Title: Secretary


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                                   EXHIBIT A

                Included as Exhibit C to Joint Proxy Statement




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